Exhibit 21.1

Subsidiaries of Cardiff Lexington Corp.:	Ownership
We Three, LLC	100%
Repicci’s Franchise Group, Inc.	100%
Romeo’s NY Pizza	100%
Edge View Properties, Inc	100%
JM Enterprises	100%
Platinum Tax Defenders, LLC	100%